P.E 10/31/06

1-14977

Annual Report to Shareholders • 2006

AR/S



Always the Best





Sanderson Farms

To our shareholders:



Sanderson Farms marked another year of growth and progress in spite of difficult market conditions for our industry. Our focus on the key areas for success in our business – producing a favorable product mix, providing high quality products and excellent service to our customers, efficiently managing our operations and maintaining a strong financial position – allowed us to continue to operate as one of the lowest cost producers in our industry and to move Sanderson Farms forward in fiscal 2006. We continued to focus on our core business while building the foundation for future success, both strategies that we believe are important for creating long-term value for our shareholders.

For the third year in a row, our sales topped $1.0 billion as we reported net sales of $1.048 billion for fiscal 2006, a modest decrease from $1.053 billion for fiscal 2005.

We experienced significantly lower market prices during the first half of the fiscal year and our financial results reflect this difficult market environment for our industry. The combination of an over supply of poultry products with the decline in exports due to avian influenza fears depressed market prices

JOE F. SANDERSON, JR
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

"Sanderson Farms marked another year of *growth and progress* in spite of difficult market conditions for our industry."

compared with the levels we experienced in the prior year. Fortunately, market conditions improved in the summer and we ended the fiscal year with two profitable quarters. However, our average sales price for poultry products during fiscal 2006 was still more than eight cents below the average price per pound last year, or a 14.6 percent decline for the year. For the full year, we reported a net loss of $11.5 million, or $0.57 per share.

In light of market conditions and the oversupply of poultry products early in the year, Sanderson Farms made the decision to temporarily adjust production levels, as did several other companies in our industry. In May, we announced plans to reduce production levels at all of our big bird deboning plants and at our McComb, Mississippi, chill pack plant. Total weekly production was reduced by approximately 4.3 percent to more appropriately balance our production with market demand. We also deferred the additional production previously scheduled to begin in Collins, Mississippi, and Moultrie, Georgia. At the same time, we carefully reviewed all of our internal operating budgets and identified opportunities to reduce our selling, general & administrative expenses without



Sanderson Farms brand always stands for the finest chicken on the market, backed by an unrelenting focus on superior product quality and exceptional customer service.

Sanderson Farms operations span across the southeastern United States with locations in Mississippi, Louisiana, Texas, and most recently, Georgia. With over $1 billion in sales in fiscal 2006, we have continued to expand our operations and extend the market reach of our brand. Our focus on operational excellence and commitment to the integrity of our brand reflect the underlying values that have shaped our continued success. We are proud that these same values have allowed us to operate consistently at the top of our industry as a low cost producer of quality chicken products.

Today, Sanderson Farms is recognized in the market as a leading provider of a wide range of fresh chicken in the form of retail packaged whole birds and parts, boneless breast products and wings, and whole legs and leg quarters, along with a broad range of prepared chicken and other food products, frozen entrees, and specialty foods. We ship over a billion pounds of chicken products annually to every state in the United States, most of it packaged under the Sanderson Farms® label.



jeopardizing product quality, customer service or long-term operations. We believe these were the right steps to take to deal with the prevailing market conditions. The industry production cuts and improved export demand resulted in a better balance of supply and demand, and market conditions began to improve in our third fiscal quarter.

Even while we faced challenging conditions, Sanderson Farms had a number of significant achievements during fiscal 2006. The year was highlighted by meeting our goal to reach full production at our new Georgia complex, which represents an increase in production capacity of 1.2 million head of retail-sized chickens per week. We are proud of the people of Sanderson Farms who worked tirelessly to open the new Georgia facility on time and on budget, and for leading a smooth transition to full production. While we delayed this move until the fall of 2006, we are pleased with the move to full production in Georgia. The additional production represented by the new facility continues the steady growth experienced at Sanderson Farms since 1992. The Georgia facility is dedicated exclusively to serving retail customers, and, as expected, this

"Even while we faced challenging conditions, Sanderson Farms had a *number of significant achievements* during fiscal 2006."

LAMPKIN BUTTS
PRESIDENT AND CHIEF OPERATING OFFICER

new capacity has created important new marketing opportunities for the Company. We are pleased with the market reception as our sales team added several new retail customers with operations in the southeast during the past year.

We also announced in January 2006, the construction of a new complex in Waco, Texas. However, as part of our production cuts announced in May, we decided to postpone construction for 90 days, which deferred approximately $29 million of related capital expenditures to fiscal 2007. That project is now on schedule to begin operations during our fourth quarter of fiscal 2007. When fully operational, Waco will represent another 1.2 million head of chickens per week, this time targeting the big bird deboning market. The additional pounds produced in Moultrie and Waco will provide steady growth for the Company through 2009, and will maintain our balance of production between the two most profitable market segments in the industry.

Total U.S. chicken exports were down significantly during the first part of fiscal 2006 as a result of avian influenza concerns, but rebounded as the year progressed. For the first nine months of the





Sanderson Farms chicken is always 100% natural, without any added salt, phosphates, carrageenen or broths.

Sanderson Farms has delivered value to its customers with fresh, high-quality chicken products for over 50 years. From whole birds to breast tenders and everything in between, our chicken is known for its freshness, variety and unbeatable taste. We package our products to meet our customer's specific merchandising needs, and support our customers with the best customer service in our industry. In addition, we sell over 100 prepared food items that reflect the same exceptional quality with added innovation and convenience suited for today's lifestyles. From soups and appetizers to fabulous entrees, Sanderson Farms offers a full menu of delicious, high-quality prepared foods. Along with providing fresh, quality products, customer satisfaction has always been a top priority for everyone associated with Sanderson Farms. Our customers know the Sanderson Farms® brand stands for quality, trust and convenience. No matter where they shop, when consumers see the Sanderson Farms® brand, they know they are getting delicious, natural, 100% chicken.



calendar year, total U.S. exports were essentially flat with 2005, decreasing by just 0.9 percent. The USDA is predicting higher exports during 2007, and if this prediction holds, export demand should continue to provide support for dark meat prices and, to some extent, the market for all of the chicken. In addition, the USDA is predicting only modest increases in chicken production during 2007, which is supported by leading indicators such as egg sets and breeder placements. We remain confident that the fundamental rules of supply and demand and economics will work to return the industry to profitability. In the meantime, we will manage Sanderson Farms as we always do, regardless of where we are in the market cycle.

Just as we do near the beginning of each fiscal year, we met with our managers at the beginning of fiscal 2007 to identify opportunities in our plants and the field and in sales that we will work to capture during the coming year. While the near-term operating environment for our industry remains challenging, we remain confident that we have the right strategy in place to operate efficiently through this and any cycle. We continue to monitor pricing trends for feed grains with respect to evaluating our cost structure for fiscal 2007 and, based on recent indicators, we expect grain prices to be materially higher than fiscal 2006 prices. With the increased demand for corn from ethanol producers, we expect all grain markets to remain higher and volatile, at least through the 2007 crop year. However, regardless of market conditions, we are focused on managing Sanderson Farms for the long term. As always, our goal is to operate at the top of our industry and to remain a low cost producer of quality chicken products during fiscal 2007.

When we speak of Sanderson Farms' progress over the past year, we recognize the important role that many people – our Board, managers, employees, customers and contract producers – play in moving the Company forward in spite of challenging conditions. The dedication and commitment of everyone involved with Sanderson Farms provides us with a solid foundation and, more importantly, gives us the ability to look confidently into the future.

As we remain focused on the basics of our business - our products, our customers and our operations, we believe that Sanderson Farms will continue to set a high standard for success in our industry. Above all, we are committed to delivering greater value to our shareholders. On behalf of everyone at Sanderson Farms, we thank you for the support your investment provides.

Sincerely,

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer



Message from the Chief Financial Officer

Sanderson Farms' conservative approach to financial management has historically allowed the Company to withstand the cycles that characterize our industry, and we are confident this approach will serve us well in the future. That was true during fiscal 2006, as the Company and industry experienced a highly volatile chicken market. This approach also allowed us to continue our pattern of steady, manageable growth while maintaining a solid financial position. While we are mindful of the dynamics of the marketplace, our philosophy will always be to manage the Company's operations and finances in the same manner, regardless of where we are in the cycle.

The Company strengthened its financial position during the fiscal year by closing two new credit transactions. On November 17, 2005, the Company put in place a new revolving credit facility, bringing two new banks into the facility and expanding the facility to $200 million. On April 28, 2006, the Company closed a $50 million transaction in which it issued long-term notes that will come due in 2016. This new facility carries a fixed rate of interest, contains attractive covenants that will allow the Company to continue its strategic growth and, like the revolver, is unsecured.

The Company's financial statements for the year reflect a total of $22.3 million received as settlement of our Hurricane Katrina-related claims from fiscal 2005. Of this total, $3.6 million was recognized as other income during the fourth fiscal quarter. We are pleased to have completed our negotiations with our insurance carriers, and we expect no additional claims or payments related to the hurricane.

Sanderson Farms ended fiscal 2006 with a sound financial position that ranks among the strongest in our industry. At the end of our fiscal year, our balance sheet reflects stockholders' equity of $328.3 million and net working capital of $112.9 million. Our total debt at year-end was $81.5 million, and our debt to total capitalization ratio was 20 percent. We believe our financial position gives us a strategic advantage in our industry, and we will continue to manage our balance sheet in such a way as to maintain that advantage.

For the year, we spent $82.6 million on capital improvements, including $24.2 million in Collins, Mississippi, to complete necessary changes to convert the processing plant to big bird deboning and the construction of the new feed mill and the hatchery expansion, $9.4 million to complete the new general office in Laurel, Mississippi, and $15.2 million to begin construction of our new Waco, Texas, complex. We expect our capital expenditures for fiscal 2007 related to our existing facilities to be approximately $25.7 million, and they will be funded by cash on hand, internally generated working capital, cash flows from operations and, as needed, liquidity provided by our revolving credit facility of which $175 million was available at October 31, 2006. We also expect fiscal 2007 capital expenditures related to the Waco, Texas, facility to total $67.1 million, bringing our total fiscal 2007 capital budget to $92.8 million.

In spite of the short term challenges in the poultry market, we continue to manage Sanderson Farms for the long term and we look forward to the opportunities ahead in fiscal 2007. We are confident in the Company's ability to finance its growth strategies, while at the same time maintaining a balance sheet and financial position that will withstand industry cycles. As always, our primary objective as a public company is to pursue the interests of our shareholders and to reward them for their investment in Sanderson Farms.

Thank you for your continued support of Sanderson Farms.

Sincerely,

Mike Cockrell

D. Michael Cockrell
Treasurer and Chief Financial Officer

MIKE COCKRELL
TREASURER AND CHIEF FINANCIAL OFFICER

"We believe our financial position gives us a *strategic advantage* in our industry, and we will continue to manage our balance sheet in such a way as to maintain that advantage."

Sanderson Farms at a Glance

Net Sales (Millions)



Stockholders Equity (Millions)



Pounds Processed (Millions)



Processing Growth (Birds/week) (Thousands)



Market Segment Distribution (head/week)

2002

- 60.6% Retail
- 25.3% Big Bird Deboning
- 14.1% Fast Food



2006

- 52.8% Retail
- 47.2% Big Bird Deboning



SELECTED FINANCIAL DATA

(In thousands, except per share data)	YEAR ENDED OCTOBER 31 2006	2005	2004	2003	2002
Net sales	$ 1,047,930	$ 1,053,192	$ 1,095,279	$ 908,319	$ 775,155
Operating income (loss)	(26,816)	113,484	150,154	90,522	49,977
Net income (loss)	(11,501)	70,638	91,428	54,061	28,840
Basic earnings (loss) per share	(.57)	3.53	4.62	2.78	1.45
Diluted earnings (loss) per share	(.57)	3.51	4.57	2.75	1.43
Working capital	112,883	107,631	150,624	82,236	68,452
Total assets	485,067	445,791	375,007	298,905	280,510
Long-term debt, less current maturities	77,078	6,511	10,918	21,604	49,969
Stockholders' equity	328,340	345,653	279,341	197,099	155,891
Cash dividends declared per share	$ .48	$ .42	$ .84	$ .61	$ .27

QUARTERLY FINANCIAL DATA

(In thousands, except per share data) (Unaudited)	FISCAL YEAR 2006 FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER[1]
Net sales	$ 236,203	$ 239,082	$ 280,976	$ 291,669
Gross profit (loss)	(651)	(12,098)	15,244	21,997
Net income (loss)	(8,606)	(16,649)	3,289	10,465
Diluted earnings (loss) per share	$ (.43)	$ (.83)	$ .16	$ .52

(In thousands, except per share data) (Unaudited)	FISCAL YEAR 2005 FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER[2]
Net sales	$ 243,638	$ 270,077	$ 277,011	$ 262,466
Gross profit	29,535	59,197	57,346	33,437
Net income	10,041	26,520	24,022	10,055
Diluted earnings per share	$ .50	$ 1.32	$ 1.19	$ .50

(1) Net income for the fourth quarter reflects the recognition of other income of $3.6 million, or $.11 per share net of income taxes, in insurance proceeds resulting from the Company's claim for business interruption losses caused by Hurricane Katrina. Net income for the third and fourth quarter of fiscal 2006 also reflects a tax benefit of $2.1 and $.5 million from federal income tax credits related to Hurricane Katrina.

(2) During the fourth quarter of fiscal 2005, the Company was negatively impacted by Hurricane Katrina and had an estimated reduction in its gross profit during the fourth quarter of $7.9 million related to the storm.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report to Shareholders, and the periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products.

(9) Changes in the availability and cost of labor and growers.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this report, the words "believes", "estimates", "plans", "expects", "should", "outlook", and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other production costs have averaged approximately 63.7% of the Company's total production costs.

The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product. The Company believes that one of its major strengths is its ability to change its product mix to meet customer demands.

The Company's processed and prepared foods product line includes approximately 100 institutional and consumer packaged food items that it sells nationally, primarily to distributors and food service establishments. A majority of the prepared food items are made to the specifications of food service users.

Poultry prices per pound, as measured by the Georgia Dock price, fluctuated during the three years ended October 31, 2006 as follows:

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2006				
High	$ .7375*	$ .6950	$ .7000	$ .7100
Low	$ .6975	$ .6750*	$ .6750*	$ .6950
Fiscal 2005				
High	$ .7525*	$ .7400	$ .7475	$ .7525*
Low	$ .7325*	$ .7375	$ .7400	$ .7425
Fiscal 2004				
High	$ .7000	$ .7500	$ .8100*	$ .8075
Low	$ .6825*	$ .7050	$ .7525	$ .7575

* Year High/Low

On January 29, 2004, the Company announced a three-for-two stock split to be effected as a 50% stock dividend. The new shares were distributed on February 26, 2004, to stockholders of record as of close of business on February 10, 2004. Per share information in this Annual Report to Shareholders reflects the stock split. Cash was paid in lieu of fractional shares.

On January 12, 2006, the Company announced that sites in Waco and McLennan County, Texas, had been selected for the construction of a new poultry complex, consisting of a processing plant, hatchery and wastewater treatment facility. The plant is expected to begin operations during the Company's fourth fiscal quarter of 2007, and at full production will process approximately 1.2 million head of chickens per week.

EXECUTIVE OVERVIEW OF RESULTS - 2006

The Company's financial results for fiscal 2006 reflect significantly lower prices for the Company's poultry products due to an oversupply of poultry products. This oversupply resulted primarily because of the appearance of H5N1 avian influenza in certain countries of Asia and Europe during the first and second quarters of fiscal 2006, which reduced demand for poultry products in the affected countries and in Russia, a significant customer of the United States poultry industry. In addition, high fuel prices for domestic consumers impacted demand for boneless breast meat sold through casual dining customers. Although the industry did experience improvement in prices for boneless breast meat and leg quarters during the summer months of fiscal 2006, the market dropped significantly during September and October 2006. The Company experienced higher grain costs during the fourth fiscal quarter, and based on current prices and trends, expects significantly higher prices during fiscal 2007 compared to fiscal 2006.

RESULTS OF OPERATIONS

Fiscal 2006 Compared to Fiscal 2005

As a result of the challenging market conditions during fiscal 2006 as compared to fiscal 2005, net sales decreased $5.3 million or 0.5% despite an increase in the pounds of poultry products and prepared food products sold of 14.5% and 24.0%, respectively. During the first six months of fiscal 2006, demand for poultry products was greatly impacted by the occurrence of H5N1 avian influenza in certain countries of Asia and Europe, which affected demand for poultry products in the affected countries and in Russia, a significant customer for United States poultry products. The industry experienced decreases in bulk leg quarter prices and jumbo wings of 24.6% and 8.0%, respectively, as well as decreases in the market prices for boneless breast meat and tenders of 15.4% and 18.7%, respectively, for fiscal 2006 as compared to fiscal 2005. A simple average of the Georgia Dock prices for whole birds was 6.1% lower during fiscal 2006 as compared to fiscal 2005. Net sales of prepared food products increased $15.7 million or 15.6% due to an increase in the pounds of prepared food products sold of 24.0%, offset by a decrease in the average sale price of prepared food products of 6.8% during fiscal 2006 as compared to fiscal 2005.

During fiscal 2006 as compared to fiscal 2005, cost of sales was $1,023.4 million, an increase of $149.8 million or 17.1%. The increase in cost of sales can be attributed to the additional pounds of product sold at the new complex in South Georgia, which will have a higher average cost of sales than the Company as a whole until full capacity is reached for a complete period. The increase in the pounds sold at the new complex in South Georgia was partially offset by fewer pounds sold in the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005 at the Company's Louisiana and Mississippi poultry operations due to the conversion of the Collins, Mississippi plant to a big bird deboning plant from a chill pack plant and fewer pounds produced as a result of Hurricane Katrina. Prices for corn and soybean meal reflect increases of 6.7% and 3.2%, respectively, during fiscal 2006 as compared to fiscal 2005. Cost of sales of the Company's prepared food products increased $14.2 million or 15.6%. This increase resulted from additional pounds of prepared food products sold of 24.0% and a decrease in the average cost of chicken which is a major raw material used in many of the products sold by the Company's prepared foods facility.

Selling, general and administrative costs for fiscal 2006 were $51.3 million as compared to $66.0 million during fiscal 2005. The decrease in selling, general and administrative costs of $14.7 million resulted from lower advertising expenditures and lower expenses related to the start up of the new poultry complex in South Georgia. All costs of operating the new complex in South Georgia, except for certain sales related expenditures, are included in cost of sales during fiscal 2006. In fiscal 2005, the start-up costs incurred were included in selling, general and administrative costs until operations began in the fourth quarter of fiscal 2005. Also, during fiscal 2005 the Company contributed $5.5 million to the Company's Employee Stock Ownership Plan and incurred increased expenses associated with the incentive award program as compared to fiscal 2006. The Company did not make a contribution to the ESOP during fiscal 2006.

The Company had an operating loss of $26.8 million during fiscal 2006 as compared to an operating income of $113.5 million during fiscal 2005. The reduction of $140.3 million resulted from a significant reduction in poultry prices during fiscal 2006 as compared to fiscal 2005 and the start-up of initial operations at the new poultry complex in South Georgia and the conversion of the Collins, Mississippi processing plant to a big bird deboning plant. The Collins, Mississippi plant was down for one week during the first quarter of fiscal 2006 to allow for the installation of equipment necessary to convert the plant to its new product mix.

Interest expense during fiscal 2006 was $2.8 million as compared to $0.4 million during fiscal 2005. The increase in interest expense resulted from a combination of lower interest expensed during fiscal 2005 due to the capitalization of interest for the construction of the new general offices in Laurel, Mississippi, the new poultry complex in South Georgia during fiscal 2005 and higher outstanding debt and interest rates during fiscal 2006 as compared to fiscal 2005.

Other income for fiscal 2006 includes $3.6 million in insurance proceeds resulting from the Company's claim for business interruption losses caused by Hurricane Katrina.

The Company's effective tax rate for fiscal 2006 was 55.2% as compared to 38.3% during fiscal 2005. The 2005 effective tax rate differs from the statutory federal rate due to state income taxes and certain nondeductible expenses for federal income tax purposes. The 2006 effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expense for federal income tax purposes and the benefit of certain federal income tax credits available as a result of the impact of Hurricane Katrina on the Company and state investment credits unrelated to the hurricane.

The Company's net loss was $11.5 million or $0.57 per diluted share for fiscal 2006 as compared to a net income of $70.6 million or $3.51 per diluted share during fiscal 2005.

EXECUTIVE OVERVIEW OF RESULTS - 2005

The Company's financial results for the fiscal year ended October 31, 2005, reflected strong market prices for dark meat poultry products as well as favorable prices for feed grains. Although overall market prices for the Company's poultry products were lower during fiscal 2005 as compared to the historical highs experienced during fiscal 2004, the Company was able to partially offset the reduced selling prices with lower costs of corn and soybean meal ingredients. The Company's cost of corn and soybean meal was $60.0 million lower during fiscal 2005 as compared to fiscal 2004. During the fourth quarter of fiscal 2005, the Company was negatively impacted by Hurricane Katrina and had an estimated reduction in its operating income during the fourth quarter of $7.9 million related to the storm.

RESULTS OF OPERATIONS

Fiscal 2005 Compared to Fiscal 2004

The Company's net sales during fiscal 2005 were $1,053.2 million, as compared to $1,095.3 million during fiscal 2004, or a decrease of 3.8%. This reduction reflects lower prices for the Company's poultry products of 6.1% during fiscal 2005 as compared to fiscal 2004, offset by an increase in the pounds of poultry products sold of 2.8%. The decrease in the average sale price of the Company's poultry products resulted primarily from decreases in the market prices of boneless breast meat, tenders and wings of 24.9%, 30.8% and 12.4%, respectively. However, the softness in these prices were partially offset by strong export demand for leg quarters and paws during fiscal 2005. Bulk leg quarter prices were approximately 17.9% higher for fiscal 2005 as compared to fiscal 2004. A simple average of the Georgia Dock prices for whole chickens decreased only 0.6% for fiscal 2005 as compared to fiscal 2004. During the fourth quarter of fiscal 2005 the Company's pounds of poultry products sold were lower because of chickens lost during Hurricane Katrina and a reduction in leg quarters sold in the export market because of hurricane related disruptions. Net sales of prepared food products decreased $8.9 million or 8.1% and resulted from a decrease in the pounds of prepared food products sold of 8.2% and a decrease in the average sale price of prepared food products sold of 0.5%.

Cost of sales for the fiscal year ended October 31, 2005, were $873.7 million, a decrease of $11.6 million, or 1.3%, as compared to the fiscal year ended October 31, 2004. This decrease resulted from the lower cost of feed grains during fiscal 2005 as compared to fiscal 2004, which result was partially offset by the increase in the pounds of poultry products sold of 2.8% and increased cost of sales incurred at the new poultry complex in South Georgia. A simple average of the corn and soybean meal cash market prices during fiscal 2005 as compared to fiscal 2004 reflects decreases of 16.0% and 23.3%, respectively. Cost of sales of prepared food products decreased 17.9% due to the 24.9% reduction in prices for boneless breast meat. Boneless breast meat is a major component of the prepared foods division's costs of sales and is purchased from the Company's poultry operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Selling, general and administrative costs for fiscal 2005 were $66.0 million as compared to $59.8 million for fiscal 2004, an increase of $6.2 million. Approximately $4.1 million of the increase was due to the Company's start up of the new poultry complex in Moultrie and Adel, Georgia. Expenses incurred prior to the start up of the complex which were incurred during the first three quarters of the fiscal year were included in selling, general and administrative costs. During the fourth quarter of fiscal 2005 the costs of operations at the new complex were included in cost of sales.

For fiscal 2005 the Company's operating income was $113.5 million as compared to $150.2 million for fiscal 2004, a decrease of $36.7 million. The overall lower prices for poultry products were partially offset by the favorable prices for feed grains during fiscal 2005 as compared to fiscal 2004. The Company's operating income was negatively impacted by $7.9 million from Hurricane Katrina during the fourth quarter of fiscal 2005. The total reduction in operating income of $7.9 million relates to the insurance deductible of $2,750,000 and incurred but unrecognized lost profits and expenses of $5.1 million. The unrecognized lost profits and expenses were the direct result of the effect of Hurricane Katrina and the Company's efforts to minimize the potential loss from the hurricane. In addition, the Company's operating income was negatively impacted by the start up of the new complex in South Georgia.

Interest expense during fiscal 2005 was $433,000, a 72.4% decrease from the $1.6 million expensed during fiscal 2004. The reduction in interest expense was due to the capitalization of interest incurred to the cost of construction of the new complex in South Georgia and the new general offices in Laurel, Mississippi and, to a lesser extent, lower outstanding debt.

The Company's effective tax rate during fiscal 2005 and fiscal 2004 was 38.30% and 38.75%, respectively.

Net income for the fiscal year ended October 31, 2005, was $70.6 million, or $3.51 per diluted share. For fiscal 2004, the Company's net income was $91.4 million, or $4.57 per diluted share. During the fourth quarter of fiscal 2005 the Company had an estimated reduction in its operating income from Hurricane Katrina of $7.9 million. The $7.9 million before income taxes consist of the deductible under the Company's insurance policies and certain expenses and lost profits of $5.1 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at October 31, 2006, was $112.9 million and its current ratio was 2.9 to 1. This compares to working capital of $107.6 million and a current ratio of 2.4 to 1 as of October 31, 2005. During fiscal 2006 the Company spent approximately $82.6 million on planned capital projects, which include $9.4 million to complete construction of the new corporate office building in Laurel, Mississippi and $24.2 million to build a feed mill in Collins, Mississippi, complete the conversion of the Collins, Mississippi processing facility to a big bird deboning plant and expand the Collins, Mississippi hatchery. Also included is $15.2 million to begin construction at the new poultry complex in Waco, Texas, and $4.8 million to improve operating efficiencies at the Company's prepared foods plant in Jackson, Mississippi.

On January 29, 2004, the Company announced a three-for-two stock split to be effected as a 50% stock dividend. The new shares were distributed on February 26, 2004, to stockholders of record as of close of business on February 10, 2004. Share and per share data have been adjusted to reflect this stock split.

The Company's capital budget for fiscal 2007 is approximately $92.8 million and will be funded by cash on hand, internally generated working capital and cash flows from operations. If needed, the Company has $175.0 million available under a revolving line of credit. The fiscal 2007 capital budget includes approximately $3.3 million in operating leases and $67.1 million to complete construction of the new poultry complex in Waco, Texas. The Company expects initial operations to begin in August 2007. Without operating leases, and the new poultry complex in Waco, Texas, the Company's capital budget for fiscal 2007 would be $22.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the second quarter of fiscal 2006, the Company issued a private placement of $50.0 million in unsecured debt. The note carries a 6.12% interest rate that matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The note carries net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility.

On November 17, 2005, the Company entered into a new revolving credit facility. The new facility, among other things, increased allowed capital expenditures, changed the net worth covenant to reflect the Company's new dividend rate, extended the committed revolver by five years rather than the usual three year extension, reduced the interest rate charged on amounts outstanding, and removed a letter of credit commitment related to certain industrial development bonds.

On January 12, 2006, Sanderson Farms, Inc. announced that sites in Waco and McLennan County, Texas, have been selected for construction of a new poultry processing plant, wastewater treatment facility and hatchery. Sanderson Farms will also expand its feed mill in Easterly, Texas, to satisfy the live production needs associated with the new complex. The Company expects to invest approximately $82.3 million in the new complex during fiscal 2006 and fiscal 2007.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

CONTRACTUAL OBLIGATIONS

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2006 were as follows (in thousands):

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Long-term debt	$ 79,466	$ 4,138	$ 297	$ 25,031	$ 50,000
Capital lease obligations	2,045	295	640	720	390
Interest on long-term debt	29,654	4,895	9,342	7,806	7,611
Operating leases	21,573	6,819	9,904	4,850	0
Purchase obligations:					
Feed grains, feed ingredients and packaging supplies	10,994	10,994	0	0	0
Construction contracts	60,792	60,792	0	0	0
Claims payable	6,488	3,288	3,200	0	0
Total	$ 211,012	$ 91,221	$ 23,383	$ 38,407	$ 58,001

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

HURRICANE KATRINA

The Company's insurance claim from Hurricane Katrina was settled during the fourth quarter of fiscal 2006 for $22.3 million. The Company also received the final installment of $6.8 million on the claim during the fourth quarter of fiscal 2006 and accordingly, the balance sheet as of October 31, 2006 does not reflect a receivable from the Company's insurance carriers.

The Company's final insurance claim for property damage, expenses incurred and lost profits of $22.3 million, net of the applicable deductible of $2,750,000 was approximately $3.7 million less than the Company had previously calculated prior to final settlement. Of the $3.7 million, $2.0 million was attributable to additional costs to compensate the Company's contract poultry producers for the loss of revenue they incurred resulting from decreased efficiencies resulting from the storm. Although the Company believes that these payments were warranted to ensure affected growers were able to maintain operations during the difficult weeks subsequent to Katrina, these payments were determined by the Company and the Company's insurance carriers to be not covered under the terms of the policy. The remainder of the $3.7 million difference resulted from final determination of certain estimates used in calculating the initial claim related to lost profits and certain expenses.

As of July 31, 2006, the Company had recognized $18.7 million of the final settlement of $22.3 million. During the fourth quarter of fiscal 2006, the Company recognized $3.6 million as an increase to other income, of which $2.5 million pertains to lost profits and certain expenses incurred during fiscal 2005 and $1.1 million relates to lost profits and certain expenses incurred during fiscal 2006. The Company's lost profits resulted from the destruction of live inventories in the hurricane and from the loss of workforce required to produce higher margin products normally sold by the Company during the weeks immediately following the storm.

INVENTORIES

Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. If market prices for poultry or feed grains move substantially lower, the Company would record adjustments to write down the carrying values of processed poultry and feed inventories to fair market value, which would increase the Company's costs of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or

MANAGEMENT'S DISCUSSION AND ANALYSIS

if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in costs of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the costs of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

LONG-LIVED ASSETS

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.

ACCRUED SELF INSURANCE

Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase (or decrease) in cost of sales depending on whether these expenses increased or decreased, respectively.

INCOME TAXES

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

CONTINGENCIES

The Company is a party to a number of legal proceedings and recognizes the costs of legal defense in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities during fiscal years beginning after June 15, 2005. The Company's adoption of SFAS No. 151 in the first quarter of fiscal 2006 did not have a significant impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares to be recognized in the income statement based on their fair values. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. In the first quarter of fiscal 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation cost will be recognized for all share-based payments granted after the adoption of SFAS No. 123(R) and for all awards granted to employees prior to the adoption date of SFAS No. 123R that remain unvested on the adoption date. Accordingly, no restatements were made to prior periods. The adoption of SFAS No. 123(R) was not significant to the Company's operations or financial position for fiscal 2006.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Under APB 25, the Company recorded unearned compensation in the shareholders' equity section of its balance sheet upon the grant of restricted stock and amortized the unearned compensation over the vesting period. Based upon the provisions of SFAS No. 123(R), the Company was required to reverse the previously recorded unearned compensation and to accrue stock based compensation expense as it is earned.

The Company's share-based compensation plans are described in Note 9 of the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2006. These plans have not been modified in the 2006 fiscal year. The Company has not granted stock options since fiscal 2002. Since the beginning of fiscal 2005, the Company's share-based compensation has primarily been in the form of restricted stock awards.

The following restricted stock transactions have occurred during fiscal 2006:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT PRICE
Restricted stock awards outstanding at October 31, 2005	343,000	$ 44.56
Granted during fiscal 2006	49,050	$ 33.46
Forfeited during fiscal 2006	(13,050)	$ 43.03
Restricted stock awards outstanding at October 31, 2006	379,000	$ 43.15

As of October 31, 2006, none of these restricted awards are vested. The aggregate intrinsic value of stock options outstanding of 188,543, as of October 31, 2006 was $2.8 million. During fiscal 2006, 31,500 options were exercised with an intrinsic value of $468,000. As of October 31, 2006, the Company had $12.4 million in unrecognized share-based compensation costs that will be recognized over a weighted average period of 4.6 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for "Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating the impact the adoption of Interpretation 48 will have on the Company's consolidated financial position, results of operations and cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company purchases its corn, soybean meal and other feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The Company sometimes will purchase feed ingredients for deferred delivery that typically ranges from one month to six months after the time of purchase. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined by SFAS 133, "Accounting for Derivatives for Instruments and Hedging Activities." The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 27, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

New Orleans, Louisiana
December 27, 2006

CONSOLIDATED BALANCE SHEETS

(In thousands)	October 31 2006	October 31 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,396	$ 34,616
Accounts receivable, less allowance of $893,808 in 2006 and $748,808 in 2005	40,930	38,833
Receivable from insurance companies	0	14,892
Inventories	96,490	84,713
Refundable income taxes	14,402	0
Prepaid expenses	13,179	11,599
Total current assets	172,397	184,653
Property, plant and equipment:		
Land and buildings	246,828	212,463
Machinery and equipment	326,594	296,449
	573,422	508,912
Accumulated depreciation	(263,112)	(249,586)
	310,310	259,326
Other assets	2,360	1,812
Total assets	$ 485,067	$ 445,791
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,514	$ 24,468
Accrued expenses	23,567	48,148
Current maturities of long-term debt	4,433	4,406
Total current liabilities	59,514	77,022
Long-term debt, less current maturities	77,078	6,511
Claims payable	3,200	2,900
Deferred income taxes	16,935	13,705
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued		
Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-20,094,571 in 2006 and 20,063,070 in 2005	20,095	20,063
Paid-in capital	17,181	26,791
Unearned compensation	0	(13,607)
Retained earnings	291,064	312,406
Total stockholders' equity	328,340	345,653
Total liabilities and stockholders' equity	$ 485,067	$ 445,791

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED OCTOBER 31		
	2006	2005	2004
(In thousands, except per share data)			
Net sales	$ 1,047,930	$ 1,053,192	$ 1,095,279
Cost and expenses:			
Cost of sales	1,023,438	873,677	885,319
Selling, general and administrative	51,308	66,031	59,806
	1,074,746	939,708	945,125
Operating income (loss)	(26,816)	113,484	150,154
Other income (expense):			
Interest income	235	1,257	743
Interest expense	(2,803)	(433)	(1,569)
Other	3,738	173	(60)
	1,170	997	(886)
Income (loss) before income taxes	(25,646)	114,481	149,268
Income tax expense (benefit)	(14,145)	43,843	57,840
Net income (loss)	$ (11,501)	$ 70,638	$ 91,428
Earnings (loss) per share:			
Basic	$ (.57)	$ 3.53	$ 4.62
Diluted	$ (.57)	$ 3.51	$ 4.57
Dividends per share	$ .48	$ .42	$ .84
Weighted average shares outstanding:			
Basic	20,070	20,014	19,789
Diluted	20,070	20,137	19,995

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share amounts)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	PAID-IN CAPITAL	UNEARNED COMPENSATION	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at October 31, 2003	19,520,814	$ 19,521	$ 1,949	$ 0	$ 175,629	$ 197,099
Net income for year					91,428	91,428
Cash dividends ($.34 per share)					(6,753)	(6,753)
Special cash dividends ($.50 per share)					(9,980)	(9,980)
Redemption of fractional shares					(32)	(32)
Issuance of common stock	438,424	438	7,141			7,579
Balance at October 31, 2004	19,959,238	19,959	9,090	0	250,292	279,341
Net income for year					70,638	70,638
Cash dividends ($.42 per share)					(8,524)	(8,524)
Issuance of common stock	103,832	104	2,033			2,137
Issuance of restricted common stock			15,668	(15,360)		308
Amortization of unearned compensation				1,753		1,753
Balance at October 31, 2005	20,063,070	20,063	26,791	(13,607)	312,406	345,653
Reversal of unearned compensation upon adoption of 123R			(13,607)	13,607		0
Net (loss) for year					(11,501)	(11,501)
Cash dividends ($.48 per share)					(9,841)	(9,841)
Issuance of common stock	31,501	32	526			558
Issuance of restricted common stock			907			907
Amortization of unearned compensation			2,564			2,564
Balance at October 31, 2006	20,094,571	$ 20,095	$ 17,181	$ 0	$ 291,064	$ 328,340

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2006	2005	2004
	YEARS ENDED OCTOBER 31		
OPERATING ACTIVITIES			
Net income (loss)	$ (11,501)	$ 70,638	$ 91,428
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	30,833	24,752	26,326
Amortization of unearned compensation	2,564	1,753	0
Provision for losses on accounts receivable	480	1,063	165
Deferred income taxes	3,105	(3,115)	500
Change in assets and liabilities:			
Accounts receivable	(2,577)	9,344	(3,210)
Receivable from insurance companies	14,892	(14,892)	0
Inventories	(11,777)	(9,110)	(13,850)
Prepaid expenses and refundable income taxes	(16,106)	4,540	(3,483)
Other assets	(780)	(95)	(123)
Accounts payable	7,046	(5,916)	11,351
Accrued expenses and claims payable	(24,031)	17,419	(6,511)
Total adjustments	3,649	25,743	11,165
Net cash provided by (used in) operating activities	(7,852)	96,381	102,593
INVESTING ACTIVITIES			
Capital expenditures	(82,615)	(128,107)	(27,538)
Net proceeds from sale of property and equipment	1,030	897	79
Other investment	0	0	(1,597)
Net cash used in investing activities	(81,585)	(127,210)	(29,056)
FINANCING ACTIVITIES			
Net change in revolving credit	25,000	0	0
Long-term borrowings	50,000	0	0
Principal payments on long-term debt	(4,132)	(4,126)	(10,420)
Principal payments on capital lease obligation	(275)	(260)	(245)
Dividends paid	(9,841)	(8,524)	(16,733)
Tax benefit on exercised stock options	190	0	0
Purchase and retirement of common stock	0	0	(32)
Net proceeds from common stock issued	1,275	2,445	7,579
Net cash provided by (used in) financing activities	62,217	(10,465)	(19,851)
Net change in cash and cash equivalents	(27,220)	(41,294)	53,686
Cash and cash equivalents at beginning of year	34,616	75,910	22,224
Cash and cash equivalents at end of year	$ 7,396	$ 34,616	$ 75,910
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 9,952	$ 33,002	$ 63,486
Interest paid	$ 3,355	$ 1,360	$ 1,611

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and casual dining operators primarily in the southeastern, southwestern and western United States. Revenue is recognized when product is delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. No customer accounted for more than 10.0% of consolidated net sales during fiscal 2006 or fiscal 2005. One customer accounted for 12.5% of consolidated sales for the years ended October 31, 2004. Shipping and handling costs are included as a component of cost of sales.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Hurricane Receivable from Insurance Companies: The Company has recorded insurance recoveries related to Hurricane Katrina when realization of the claim for recovery has been deemed probable and only to the extent the loss has been recorded in the financial statements. Any possible gain that may result from recoveries under the Company's insurance policies are recognized when the insurance proceeds are received.

Inventories: Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line and units of production methods over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. During fiscal 2006, 2005 and 2004, the Company capitalized interest of approximately $719,000, $896,000 and $0.0 million, respectively, to certain capital expenditures.

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $9.6 million, $13.0 million and $14.0 million for fiscal 2006, 2005 and 2004, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense accounted for differently for financial and income tax purposes.

Share Based Compensation: In the first quarter of fiscal 2006, the Company adopted SFAS Statement No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") using the modified prospective method. SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares to be recognized in the income statement based on their fair values. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS No. 123(R) and for all awards granted to employees prior to the adoption date of SFAS No. 123(R) that are unvested on the adoption date. Accordingly, no restatements were made to prior periods. The adoption of SFAS No. 123(R) was not significant to the Company's operations or financial position for fiscal 2006.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Under APB 25, the Company recorded unearned compensation in the shareholders' equity section of its balance sheet upon the grant of restricted stock and amortized the unearned compensation over the vesting period. Based upon the provisions of SFAS No. 123(R), the Company was required to reverse the previously recorded unearned compensation and to accrue stock based compensation expense as it is earned.

Pro forma information regarding net income and earnings per share is required by SFAS Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS No.123") for fiscal 2005 and 2004, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation in fiscal 2005 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)	2005	2004
Net income as reported	$ 70,638	$ 91,428
Deduct: Total stock-based employee compensation expense for employee stock options determined under fair value based method for all awards, net of related tax effects	(45)	(45)
Pro forma net income	$ 70,593	$ 91,383
Earnings per share		
Basic – as reported	$ 3.53	$ 4.62
Basic – pro forma	$ 3.53	$ 4.62
Diluted – as reported	$ 3.51	$ 4.57
Diluted – proforma	$ 3.51	$ 4.57

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities.

On January 29, 2004, the Board of Directors declared a 3 for 2 stock split to be effected in the form of a 50% stock dividend. This dividend was paid February 29, 2004 to stockholders of record on February 10, 2004. Share and per share data have been adjusted to reflect this stock split. Cash was paid in lieu of fractional shares. Stockholders' equity was restated as of the earliest period presented to give retroactive recognition to the stock split by reclassifying the par value of the additional shares from retained earnings to common stock.

Fair Value of Financial Instruments: The carrying amounts for cash and temporary cash investments approximate their fair values. The carrying amounts of the Company's borrowings under its credit facilities and long-term debt also approximate the fair values based on current rates for similar debt.

Reclassifications: The condensed consolidated statement of operations for fiscal 2005 and 2004, include a reclassification of certain expenses to cost of sales from net sales, in order to conform with the classification in fiscal 2006. The reclassification to cost of sales from net sales were $47.0 million and $43.0 million, respectively, during fiscal 2005 and 2004.

Impact of Recently Issued Accounting Standards: In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idled facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company's adoption of SFAS No. 151 in the first quarter of fiscal 2006 did not have a significant impact on the Company's results of operations, financial position or cash flows.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for "Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement No. 109 and prescribes a recognition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating the impact the adoption of Interpretation 48 will have on the Company's consolidated financial position, results of operations and cash flows.

2. HURRICANE RECEIVABLE

The Company's insurance claim from Hurricane Katrina was settled during the fourth quarter of fiscal 2006 for $22.3 million. The Company also received the final installment of $6.8 million on the claim during the fourth quarter of fiscal 2006 and accordingly, the balance sheet as of October 31, 2006 does not reflect a receivable from the Company's insurance carriers.

The Company's final insurance claim for property damage, expenses incurred and lost profits of $22.3 million, net of the applicable deductible of $2,750,000 was approximately $3.7 million less than the Company had previously calculated prior to final settlement. Of the $3.7 million, $2.0 million was attributable to additional costs to compensate the Company's contract poultry producers for the loss of revenue they incurred resulting from decreased efficiencies resulting from the storm. Although the Company believes that these payments were warranted to ensure affected growers were able to maintain operations during the difficult weeks subsequent to Katrina, these payments were determined by the Company and the Company's insurance carriers to be not covered under the terms of the policy. The remainder of the $3.7 million difference resulted from final determination of certain estimates used in calculating the initial claim related to lost profits and certain expenses.

As of July 31, 2006, the Company had recognized $18.7 million of the final settlement of $22.3 million. During the fourth quarter of fiscal 2006, the Company recognized $3.6 million as an increase to other income, of which $2.5 million pertains to lost profits and certain expenses incurred during fiscal 2005 and $1.1 million relates to lost profits and certain expenses incurred during fiscal 2006. The Company's lost profits resulted from the destruction of live inventories in the hurricane and from the loss of workforce required to produce higher margin products normally sold by the Company during the weeks immediately following the storm.

3. INVENTORIES

Inventories consisted of the following:

	OCTOBER 31	
	2006	2005
(In thousands)		
Live poultry-broilers and breeders	$ 53,011	$ 42,662
Feed, eggs and other	13,840	10,983
Processed poultry	18,102	19,881
Processed food	6,492	6,905
Packaging materials	5,045	4,282
	$ 96,490	$ 84,713

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAID EXPENSES

Prepaid expenses consisted of the following:

	OCTOBER 31	
	2006	2005
(In thousands)		
Parts and supplies	$ 7,976	$ 6,801
Current deferred tax assets	2,055	1,930
Other prepaid expenses	3,148	2,868
	$ 13,179	$ 11,599

5. ACCRUED EXPENSES

Accrued expenses and claims payable consisted of the following:

	OCTOBER 31	
	2006	2005
(In thousands)		
Accrued wages	$ 4,702	$ 4,020
Workers' compensation claims	3,288	3,711
Accrued property taxes	3,167	2,627
Accrued vacation	3,125	3,199
Accrued rebates	2,891	3,236
Accrued bonuses	567	13,515
Income taxes payable	0	12,990
Other accrued expenses	5,827	4,850
	$ 23,567	$ 48,148

6. LONG-TERM CREDIT FACILITIES AND DEBT

Long-term debt consisted of the following:

	OCTOBER 31	
	2006	2005
(In thousands)		
Revolving credit agreement with banks (weighted average rate of 6.01% at October 31, 2006)	$ 25,000	$ 0
Term loan, accruing interest at 6.12%, maturing in 2016	50,000	0
Term loan with an insurance company, accruing interest at 7.05%; due in annual principal installments of $4,000,000, maturing in 2007	4,000	8,000
Note payable, accruing interest at 5%; due in annual installments of $161,400, including interest, maturing in 2009	466	597
6% Mississippi Business Investment Act bond-capital lease obligation, due November 1, 2012	2,045	2,320
	81,511	10,917
Less current maturities of long-term debt	4,433	4,406
	$ 77,078	$ 6,511

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 17, 2005, the Company entered into a new $200.0 million unsecured revolving credit facility with six banks that extends until 2010. Borrowings are at prime or below and may be prepaid without penalty. A commitment fee of .25% is payable quarterly on the unused portion of the revolver. Covenants related to the revolving credit facility include requirements for maintenance of minimum consolidated net working capital, tangible net worth, debt to total capitalization and current ratio. The agreement also establishes limits on dividends, assets that can be pledged and capital expenditures. The Company had $175.0 million available to borrow under the line of credit at October 31, 2006.

The term loan consists of a private placement of $50.0 million in unsecured debt. The term loan matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The term loan has net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility.

The aggregate annual maturities of long-term debt at October 31, 2006 are as follows (in thousands):

FISCAL YEAR	AMOUNT
2007	$ 4,433
2008	455
2009	482
2010	381
2011	25,370
Thereafter	50,390
	$ 81,511

7. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	YEARS ENDED OCTOBER 31		
	2006	2005	2004
(In thousands)			
Current:			
Federal	$ (14,460)	$ 41,453	$ 49,250
State	(2,790)	5,505	8,090
	(17,250)	46,958	57,340
Deferred:			
Federal	3,855	(2,705)	430
State	(750)	(410)	70
	3,105	(3,115)	500
	$ (14,145)	$ 43,843	$ 57,840

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred tax assets and liabilities were as follows:

	OCTOBER 31	
(In thousands)	2006	2005
Deferred tax liabilities		
Property, plant and equipment	$ 20,705	$ 15,675
Prepaid and other assets	470	495
Total deferred tax liabilities	21,175	16,170
Deferred tax assets:		
Accrued expenses and accounts receivable	4,645	4,395
Restricted stock	1,650	0
Total deferred tax assets	6,295	4,395
Net deferred tax liabilities	$ 14,880	$ 11,775
Current deferred tax assets (included in prepaid expenses)	$ 2,055	$ 1,930
Long-term deferred tax liabilities	16,935	13,705
Net deferred tax liabilities	$ 14,880	$ 11,775

The differences between the consolidated effective income tax rate and the federal statutory rate of 35.0% are as follows:

	YEARS ENDED OCTOBER 31		
(In thousands)	2006	2005	2004
Income taxes at statutory rate	$ (8,976)	$ 40,068	$ 52,244
State income taxes	(1,546)	3,312	5,584
State income tax credits	(755)	0	0
Federal income tax credits	(2,640)	0	0
Other, net	(228)	463	12
Income tax expense	$ (14,145)	$ 43,843	$ 57,840

8. EMPLOYEE BENEFIT PLANS

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are determined at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $5,500,000 and $7,000,000 in fiscal 2005 and 2004, respectively. The Company did not make a contribution to the ESOP during fiscal 2006.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's compensation and 50% of employee contributions between 3% and 5% of each employee's compensation. The Company's contributions to the 401(k) Plan totaled $2,893,000 in fiscal 2006, $2,666,000 in fiscal 2005 and $1,803,000 in fiscal 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK INCENTIVE PLAN

On February 17, 2005, the shareholders of the Company approved the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan (the "Plan"). The Plan allows the Company's board of directors to grant certain incentive awards including stock options, stock appreciation rights, restricted stock, and other similar awards. The Company may award up to 2,250,000 shares under the Plan.

Pursuant to the Plan, on February 23, 2005, the Company's board of directors approved agreements for the issuance of restricted stock to directors, executive officers and other key employees as designated by the Company's board of directors. Restricted stock granted in fiscal 2005 and 2006 vests three to ten years from the date of grant. The vesting schedule is accelerated upon death, disability or retirement of the participant or upon a change in control, as defined. Restricted stock grants are valued based upon the closing market price of the Company's Common Stock on the date of grant and are recognized as compensation expense over the vesting period. Compensation expense related to restricted stock grants totaled $2,564,000 and $1,753,000 during fiscal 2006 and 2005, respectively.

A summary of the Company's restricted stock activity and related information is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT PRICE
Granted during fiscal 2005	354,000	$ 44.56
Forfeited	(11,000)	$ 44.56
Outstanding at October 31, 2005	343,000	$ 44.56
Granted during fiscal 2006	49,050	$ 33.46
Forfeited	(13,050)	$ 43.81
Outstanding at October 31, 2006	379,000	$ 43.15

None of the restricted awards are vested as of October 31, 2006. The Company had $12.4 million in unrecognized share-based compensation costs as of October 31, 2006 that will be recognized over a weighted average period of 4.6 years.

Also on February 23, 2005 and pursuant to the Plan, the Company's board of directors approved Management Share Purchase Plan agreements (the "Purchase Plan") that authorized the issuance of shares of restricted stock to the Company's directors, executive officers and other key employees as designated by the Company's board of directors. Pursuant to the Purchase Plan, non-employee directors may elect to receive up to 100 percent of their annual retainer and meeting fees in the form of restricted stock. Other participants may elect to receive up to 15 percent of their salary and up to 75 percent of any bonus earned in the form of restricted stock. The purchase price of the restricted stock is the closing market price of the Company's Common Stock on the date of purchase. The Company makes matching contributions of 25 percent of the restricted shares purchased by participants. Restricted stock issued pursuant to the Purchase Plan vests after three years or immediately upon death, disability, retirement or change in control, as defined. If a participant's employment is terminated for any other reason prior to the three-year vesting period, the participant forfeits the matching contribution and the Company may, at its option, repurchase restricted stock purchased by the participant at the price paid by the participant. Matching contributions are recognized as compensation expense over the vesting period. During fiscal 2006 and 2005, the participants purchased a total of 36,680 shares and 7,497 shares of restricted stock pursuant to the Purchase Plan, valued at $28.81 and $41.13 per share, respectively, and the Company issued 9,085 and 1,832 matching shares, valued at $28.88 and $41.11 per share, respectively. Compensation expense related to the Company's matching contribution totaled approximately $86,000 and $8,000 in fiscal 2006 and 2005, respectively.

During the quarter ended January 31, 2006, the Company entered into performance share agreements that grant certain officers and key employees the right to receive shares of the Company's common stock, subject to the Company's achievement of certain performance measures. The performance share agreements specify a target number of shares that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a participant can receive based upon the Company's average return on equity and average return on sales, as defined, during a three-year performance period beginning November 1, 2005. If the Company's average return on equity and average return on sales exceed certain threshold amounts for the three-year performance period, participants will receive 50 percent to 150 percent of the target number of shares, depending upon the Company's level of performance. The target number of shares specified in the performance share agreements executed during the quarter ended January 31, 2006 totaled 73,400. No compensation expense was recognized for the performance shares during the fiscal year ended October 31, 2006 because achievement of the applicable performance measures is not considered probable.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock were reserved for grant to key management personnel. Options outstanding at October 31, 2006, were granted in fiscal 2002, have ten-year terms and vest over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2006, 2005, and 2004. The Stock Option Plan has been superceded by the Plan described above and no further options may be issued under the Stock Option Plan.

A summary of the Company's stock option activity and related information is as follows:

	SHARES	WEIGHTED-AVERAGE GRANT PRICE
Outstanding at October 31, 2003	799,704	$ 14.41
Granted	–	0.00
Exercised	(440,078)	9.75
Forfeited	(2,250)	12.37
Outstanding at October 31, 2004	357,376	11.56
Granted	–	0.00
Exercised	(102,332)	11.27
Forfeited	(33,501)	12.22
Outstanding at October 31, 2005	221,543	$ 11.66
Granted	–	0.00
Exercised	(31,500)	11.69
Forfeited	(1,500)	12.37
Outstanding at October 31, 2006	188,543	$ 11.66

The exercise price of the options outstanding as of October 31, 2006, ranged from $7.40 to $12.37 per share. At October 31, 2006, the weighted average remaining contractual life of the options outstanding was 6 years and all of the options were exercisable. The aggregate intrinsic value of the 188,543 stock options outstanding as of October 31, 2006 was $2.8 million. During the fiscal year ended October 31, 2006, 31,500 options were exercised with an intrinsic value of $468,000.

In fiscal 2000, the Company granted 211,507 "phantom shares" to certain key management personnel. Upon exercise of a phantom share, the holder will receive a cash payment or an equivalent number of shares of the Company's Common Stock, at the Company's option, equal to the excess of the fair market value of the Company's Common Stock at the time of exercise over the phantom share award value of $4.98 per share. The phantom shares have a ten-year term and vest over four years beginning one year after the date of grant. Compensation expense of $0, $84,000, and $1,567,000 for the phantom share plan is included in selling, general and administrative expense in the accompanying consolidated statement of income for fiscal 2006, 2005, and 2004 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company's phantom share activity and related information is as follows:

	SHARES	EXERCISE PRICE
Outstanding at October 31, 2003	69,750	$ 4.98
Granted	–	0.00
Forfeited	–	0.00
Exercised	(63,000)	4.98
Outstanding at October 31, 2004	6,750	4.98
Granted	–	0.00
Forfeited	–	0.00
Exercised	(6,750)	4.98
Outstanding at October 31, 2005	–	$ 0.00

10. SHAREHOLDER RIGHTS AGREEMENT

On April 22, 1999, the Company adopted a shareholder rights agreement (the "Agreement") with similar terms as the previous one. The purpose of the rights is to force a potential acquirer to negotiate with the Company's board of directors to ensure that the Company's shareholders receive a fair price in any acquisition transaction.

Under the terms of the Agreement a purchase right ("right") was declared as a dividend for each share of the Company's Common Stock outstanding on May 4, 1999. The rights do not become exercisable and certificates for the rights will not be issued until ten business days after a person or group acquires or announces a tender offer for the beneficial ownership of 20% or more of the Company's Common Stock. Special rules set forth in the Agreement apply to determine beneficial ownership for members of the Sanderson family. Under these rules, such a member will not be considered to beneficially own certain shares of Common Stock, the economic benefit of which is received by any member of the Sanderson family, and certain shares of Common Stock acquired pursuant to employee benefit plans of the Company.

The exercise price of a right has been established at $75. Once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $100 per share. Because of the liquidation, voting and dividend preferences associated with the Preferred Stock, the value of one one-hundredth of a share of the Preferred Stock should approximate the value of one share of the Company's Common Stock. In addition, after a person or group acquires 20% of the Common Stock, but before such person or group acquires 50%, the board of directors may exchange the rights for share of the Company's Common Stock at a ratio of one common share to each on one-hundredth of a preferred share.

In some circumstances, the agreement also permits the Company's shareholders to acquire additional shares of the Company's Common Stock, or shares of an acquiror's common stock, at a discount. The rights may be redeemed by the Board of Directors at $0.001 per right prior to an acquisition, through open market purchases, a tender offer or otherwise, of the beneficial ownership of 20% or more of the Company's Commons Stock. The rights expire on May 4, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER MATTERS

The Company has vehicle and equipment leases that expire at various dates through fiscal 2011. Rental expense under these leases totaled $6.3 million, $4.9 million and $4.7 million for fiscal 2006, 2005 and 2004, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2006 were as follows:

YEAR	AMOUNT
2007	$ 6.8 million
2008	5.2 million
2009	4.7 million
2010	3.6 million
2011	1.3 million
Thereafter	0.0 million
	$21.6 million

On January 12, 2006, the Company announced that sites in Waco and McLennan County, Texas had been selected for the construction of a new poultry complex, consisting of a processing plant, hatchery and wastewater treatment facility. The plant is expected to begin operations during the Company's fourth fiscal quarter of 2007, and at full production will process approximately 1.2 million head of chickens per week. The fiscal 2007 capital budget includes approximately $67.1 million to complete construction of the new poultry complex in Waco, Texas.

On May 19, 2003, a lawsuit was filed on behalf of 74 individual plaintiffs in the United States District Court for the Southern District of Mississippi alleging an "intentional pattern and practice of race discrimination and hostile environment in violation of Title VII and Section 1981 rights." This lawsuit alleged that Sanderson Farms, in its capacity as an employer, had "engaged in (and continues to engage in) a pattern and practice of intentional unlawful employment discrimination and intentional unlawful employment practices at its plants, locations, off-premises work sites, offices, and facilities in Pike County, Mississippi...in violation of Title VII of the Civil Rights Act of 1964 (as amended)... ." The action further alleged that "Sanderson Farms has willfully, deliberately, intentionally, and with malice deprived black workers in its employ of the full and equal benefits of all laws in violation of the Civil Rights Act.. ." On June 6, 2003, thirteen additional plaintiffs joined in the pending lawsuit by the filing of a First Amended Complaint. This brought the total number of plaintiffs to 87.

The plaintiffs in this lawsuit sought among other things, back pay and other compensation in the amount of $500,000 each and unspecified punitive damages. The Company aggressively defended the lawsuit. The Company has a policy of zero tolerance for discrimination of any type, and preliminarily investigated the complaints alleged in this lawsuit when they were brought as EEOC charges. This investigation substantiated none of the complaints alleged in the lawsuit, and the Company believes the charges were without merit. On July 21, 2003, the Company filed a Motion to Dismiss or, alternatively, Motion for Summary Judgment or Motion for More Definite Statement. On December 17, 2003, the court entered its order denying the Company's motion for summary judgment, but granting its motion for more definite statement. The court also ordered that the union representing some of the plaintiffs be joined as a defendant. The court gave the plaintiffs until January 26, 2004 to amend their complaint to more specifically set out their claims. Although the Company's motion to dismiss was denied, the court's order permitted the Company to refile its dispositive motions after the plaintiffs file an amended complaint. On January 27, 2004, 84 of the 87 plaintiffs filed their Second Amended Complaint. The remaining three plaintiffs voluntarily dismissed their claims. The Company filed its answer to the plaintiffs' second amended complaint on March 26, 2004, denying any and all liability and setting forth numerous affirmative defenses. On July 1, 2004, the Company filed a Motion to Sever Plaintiffs' Cases, wherein the Company requested that the court sever the pending lawsuit with 84 plaintiffs into 84 separate lawsuits, one for each plaintiff. The Company asserted in its motion that this relief should be granted because the 84 cases are too dissimilar and were misjoined. The Company further asserted that it would be prejudiced by being subjected to one common trial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for all 84 plaintiffs, rather than separate trials for each plaintiff. On August 26, 2004, the Court issued its order severing this case into six separate causes of action, with the plaintiffs divided into six groups based on their job classifications. On October 12, 2004, the plaintiffs filed new complaints for each of the six severed cases, which the Company answered on November 24, 2004. A case management conference for each of the six cases was held on December 28, 2004, during which various procedural issues related to discovery were settled. On September 28, 2005, the Company filed a Motion for a Pre-Trial conference seeking to preclude the plaintiffs from utilizing a "pattern and practice" method of proof. This method of proof is typically reserved for class action cases, or cases brought by the government. The plaintiffs had indicated their intention to use this method of proof in the pleadings and discovery requests filed up to the date of the Company's motion. On October 26, 2005, the court entered an order ruling that the plaintiffs would not be permitted to use the "pattern and practice" method of proof.

Three of the six cases or groups of plaintiffs (live-haul drivers, chicken catchers and forklift drivers) had been originally set for consecutive trials beginning on September 18, 2006. After discovery for those three cases ended on June 23, 2006, the Court continued the trials for the chicken catchers and forklift drivers. No trial date was set for those two cases, or any of the cases other than the trial for live-drivers on September 18, 2006. The Company filed Motions for Summary Judgment on each of the plaintiffs' claims on July 7, 2006, in which the Company asked the Court to rule in its favor in the three cases originally set for trial on September 18, 2006. In conjunction with its Motions for Summary Judgment on plaintiffs' claims, the Company filed a Motion for Separate Trials, or in the Alternative, for Further Severance of Plaintiffs. For the live-haul driver plaintiffs whose claims the Court may have allowed to proceed to trial on September 18, 2006, this motion asked the Court to conduct separate trials for each plaintiff rather than allow the plaintiffs to try all of their claims together at one trial or, alternatively, to conduct trials with smaller groups of plaintiffs. As it did in its Motion to Sever previously filed with Court at the beginning of discovery, the Company asserted in the motion that it would be prejudiced by being subjected to one common trial, rather than separate trials for each plaintiff.

The Court granted the Company's Motion for Separate Trial, and ordered plaintiff Perry White to trial on September 25, 2006. With respect to the motion for summary judgment filed by the Company on Perry White's claims, the Court granted the motion with respect to all of Mr. White's claims, except his claim of disparate treatment regarding his termination. Prior to the commencement of trial on that claim, the parties reached a global settlement agreement on all claims of all plaintiffs for an amount well within the Company's insurance coverage for such matters. The parties are in the process of executing the necessary documents to complete the settlement. The Company's insurer reimbursed the Company for the settlement amount, therefore, the settlement did not affect the Company's financial position or operating results.

On June 6, 2006, Annie Collins, a former employee of the processing division subsidiary, on behalf of herself and as representative of "a class of individuals who are similarly situated and who have suffered the same or similar damages" filed a Complaint against the Company's processing and production subsidiaries in the United States District Court for the Eastern District of Louisiana. Since the filing of the Complaint, at least 2,930 individuals purportedly have given their consent to be a party plaintiff to this action.

Plaintiffs allege that the Company's subsidiaries violated the Fair Labor Standards Act by failing to pay plaintiffs and other hourly employees for the time spent donning and doffing protective and sanitary clothing and performing other alleged compensable activities, and that "Sanderson automatically deducted thirty minutes from each worker's workday for a meal break regardless of the actual time spent on break." Plaintiffs also allege that they were not paid overtime wages at the legal rate. Plaintiffs seek unpaid wages, liquidated damages and injunctive relief.

On July 24, 2006, plaintiffs filed a Motion for Protective Order, Sanctions and a Corrective Notice related to a letter the Company sent to all employees concerning the donning and doffing issue. The letter informed employees that, among other things, the Company was in negotiations with the Department of Labor about any adjustment to its pay

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

practices and its calculations of any back pay obligations. The Company responded to the plaintiffs' motion and filed a Motion to Stay Proceedings Pending Conciliation Efforts with the Department of Labor. On July 25, 2006, plaintiffs responded to the Company's motion, which is still pending. On July 31, 2006, the Company filed its Answer to the plaintiffs' Complaint.

On July 20, 2006, ten current and former employees of the processing division subsidiary filed an action nearly identical to the one described above in the United States of District Court for the Eastern District of Louisiana. No notice that any other employees have given their consent to be a party plaintiff to this action has been received to date. The Company will vigorously defend the donning and doffing litigation.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the preceding sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment we have concluded that, as of October 31, 2006, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on management's assessment of the Company's internal control over financial reporting as of October 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Sanderson Farms, Inc. maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanderson Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sanderson Farms, Inc. maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sanderson Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2006 of Sanderson Farms, Inc. and subsidiaries and our report dated December 27, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

New Orleans, Louisiana
December 27, 2006

BOARD OF DIRECTOR AND EXECUTIVE OFFICERS

Board of Directors

Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer, Sanderson Farms, Inc.

John H. Baker, III
Proprietor of John H. Baker Interests

John Bierbusse
Retired, Manager of Research Administration A.G. Edwards, Inc.

Lampkin Butts
President and Chief Operating Officer, Sanderson Farms, Inc.

Mike Cockrell
Treasurer and Chief Financial Officer, Sanderson Farms, Inc.

Beverly Wade Hogan
President of Tougaloo College

Phil K. Livingston
Retired Chairman and Chief Executive Officer, Deposit Guaranty National Bank of Louisiana, Hammond, Louisiana

Gail Jones Pittman
President, Gail Pittman, Inc.

Charles W. Ritter, Jr.
Retired President and Director, The Attala Company, Kosciusko, Mississippi

Rowan H. Taylor
Retired Chairman, Mississippi Valley Title Insurance Company

Donald W. Zacharias
President Emeritus, Mississippi State University

Executive Officers

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Mike Cockrell
Treasurer and Chief Financial Officer

James A. Grimes
Secretary and Chief Accounting Officer

Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com

Sanderson Farms